Exhibit 99.1

CTRIP.COM INTERNATIONAL, LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Ctrip.com International, Ltd. (the “Company” or “Ctrip”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that Ctrip files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by Ctrip;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the Code; and

•	accountability for adherence to the Code.

Applicability

This Code applies to all of the directors, officers, employees and agents of Ctrip, whether they work for Ctrip on a full-time, part-time, consultative, or temporary basis (each an “employee” and collectively, the “employees”). Certain provisions of the Code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for Ctrip (each, a “senior officer,” and collectively, “senior officers”).

The Board of Directors of Ctrip (the “Board”) has appointed Megan Peng, the Company’s senior finance director, as the Compliance Officer for the Company. If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer at 852-2169-0915 or mpeng@ctrip.com.

This Code was adopted by the Board on April 23, 2004.

Conflicts of Interest

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of Ctrip as a whole. You should actively avoid any private interest that may influence your ability to act in the interests of Ctrip or that may make it difficult to perform your work objectively and effectively. In general, the following should be considered conflicts of interest:

•	Competing Business. No employee may be employed simultaneously by a business that competes with Ctrip.

•	Corporate Opportunity. No employee should use corporate property, information or his or her position with Ctrip to secure a business opportunity that would otherwise be available to Ctrip. If you discover a business opportunity that is in Ctrip’s line of business through the use of Ctrip’s property, information or position, you must first present the business opportunity to Ctrip before pursuing the opportunity in your individual capacity.

•	Financial Interests. No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business enterprise if that interest (i) adversely affects the employee’s performance of duties or responsibilities to Ctrip, or requires devoting any time to that interest during such employee’s working hours at Ctrip, or (ii) is in an enterprise that competes with Ctrip. However, an employee may have up to a 5% stock ownership in a publicly traded company, unless such employee’s duties include conducting or overseeing Ctrip’s business relations with that company.

•	Loans or Other Financial Transactions. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of Ctrip. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

•	Service on Boards and Committees. No employee should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably could be expected to conflict with those of Ctrip. Employees must obtain prior approval from the Board before accepting any such board or committee position. Ctrip may revisit its approval of any such position at any time to determine whether service in such position is still appropriate.

It is difficult to list all of the ways in which a conflict of interest may arise, and we have provided only a few, limited examples. If you are faced with a difficult business decision that is not addressed above, ask yourself the following questions:

•	Is it legal?

•	Is it honest and fair?

•	Is it in the best interests of Ctrip?

Disclosure of Conflicts of Interest

Ctrip requires that employees fully disclose any situations that reasonably could be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public to the extent required by law.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of Ctrip. If a member of an employee’s family is interested in doing business with Ctrip, the criteria as to whether to enter into or continue the business relationship, and the terms and conditions of the relationship, must be no less favorable to Ctrip compared with those that would apply to a non-relative seeking to do business with Ctrip under similar circumstances.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor or the Compliance Officer. For purposes of this Code, “family members” or “members of your family” include your spouse, brothers, sisters and parents, in-laws and children.

Gifts and Entertainment

The giving and receiving of gifts is common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or appear to compromise, your ability to make objective and fair business decisions.

It is the responsibility of employees to use good judgment in this area. As a general rule, employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment could not be viewed as an inducement to any particular business decision. All gifts and entertainment expenses incurred by employees on behalf of Ctrip must be properly accounted for on expense reports.

Protection and Use of Company Assets

Employees should protect Ctrip’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on Ctrip’s profitability. The use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of Ctrip’s assets, each employee should:

•	Exercise reasonable care to prevent theft, damage or misuse of Company property;

•	Promptly report the actual or suspected theft, damage or misuse of Company property;

•	Safeguard all electronic programs, data, communications and written materials from inadvertent access by others; and

•	Use Company property only for legitimate business purposes.

Accuracy of Financial Reports and Other Public Communications

Ctrip is a public company and is required to report its financial results and other material information about its business to the public and the SEC. It is Ctrip’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage Ctrip and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

•	Financial results that seem inconsistent with the performance of the underlying business;

•	Transactions that do not seem to have an obvious business purpose; and

•	Requests to circumvent ordinary review and approval procedures.

Ctrip’s senior officers and other employees working in the finance department have a special responsibility to ensure that all of Ctrip’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Compliance Officer.

Company Records

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are the source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, payroll, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds or payments are strictly prohibited. You are responsible for understanding and complying with the Company’s record keeping policy. Contact the Compliance Officer if you have any questions regarding the record keeping policy.

Compliance with Laws and Regulations

Each employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which Ctrip operates. This includes, without limitation, laws covering commercial bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy or insider trading. Employees are expected to understand and comply with all laws, rules and regulations that apply to your position at Ctrip. If any doubt exists about whether a course of action is lawful, you should seek advice immediately from the Compliance Officer.

Compliance with Insider Trading Policy

Each employee has an obligation to comply with Ctrip’s Insider Trading Policy dated December 30, 2003, a copy of which has been provided to each employee.

Violations of the Code

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of Ctrip and its employees.

If you know of or suspect a violation of this Code, it is your responsibility to immediately report the violation to the Compliance Officer, who will work with you to investigate your concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and the Company will protect your confidentiality to the extent possible, consistent with the law and the Company’s need to investigate your concern.

It is Ctrip’s policy that any employee who violates this Code will be subject to appropriate discipline, including termination of employment, based upon the facts and circumstances of each particular situation. Your conduct as an employee of Ctrip, if it does not comply with the law or with this Code, can result in serious consequences for both you and Ctrip.

Ctrip strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation against another employee for reporting a known or suspected violation, will be subject to disciplinary action up to and including termination of employment.

Waivers of the Code

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public.

Conclusion

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of Ctrip consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact the Compliance Officer. We expect all employees to adhere to these standards. Each employee is separately responsible for his or her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management. If you engage in conduct prohibited by the law or this Code, you will be deemed to have acted outside the scope of your employment. Such conduct will subject you to disciplinary action, including termination of employment.

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